Exhibit 99.2

Celyad Oncology SA

Interim consolidated statement of comprehensive income

	For the Nine-month period ended September 30,
(€‘000)	2021	2020
Revenue	—	5
Cost of sales	—	—
Gross profit	—	5
Research and Development expenses	(15.233)	(15.687)
General & Administrative expenses	(7.193)	(7.308)
Change in fair value of contingent consideration	(3.219)	(2.117)
Other income	3.548	3.360
Other expenses	(226)	(132)
Operating Loss	(22.324)	(21.880)
Financial income	282	215
Financial expenses	(199)	(363)
Loss before taxes	(22.241)	(22.028)
Income taxes	(0)	—
Loss for the period	(22.241)	(22.028)
Basic and diluted loss per share (in €)	(1,49)	(1,58)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	—	—
Remeasurements of post-employment benefit obligations, net of tax	—	—
Items that may be subsequently reclassified to profit or loss	35	2
Currency translation differences	35	2
Other comprehensive income / (loss) for the period, net of tax	35	2

Total comprehensive loss for the period	(22.206)	(22.026)
Total comprehensive loss for the period attributable to Equity Holders (1)	(22.206)	(22.026)

Celyad Oncology SA

Interim consolidated statement of financial position

(€’000)	September 30, 2021	December 31, 2020
NON-CURRENT ASSETS	46.028	46.379
Intangible assets	36.074	36.171
Property, Plant and Equipment	3.419	4.119
Non-current Trade and Other receivables	2.165	2.117
Non-current Grant receivables	4.164	3.679
Other non-current assets	206	293
CURRENT ASSETS	12.169	19.705
Trade and Other Receivables	574	615
Current Grant receivables	3.333	145
Other current assets	2.164	1.711
Short-term investments	—	—
Cash and cash equivalents	6.098	17.234

TOTAL ASSETS	58.197	66.084

EQUITY	19.043	30.994
Share Capital	54.951	48.513
Share premium	2.142	43.349
Other reserves	32.668	30.958
Accumulated deficit	(70.718)	(91.826)
NON-CURRENT LIABILITIES	26.625	23.256
Bank loans	—	—
Lease liabilities	1.914	2.525
Recoverable Cash advances (RCAs)	5.323	4.220
Contingent consideration payable and other financial liabilities	18.745	15.526
Post-employment benefits	614	614
Other non-current liabilities	29	371
CURRENT LIABILITIES	12.529	11.834
Bank loans	—	37
Lease liabilities	953	1.076
Recoverable Cash advances (RCAs)	350	371
Trade payables	5.624	4.736
Other current liabilities	5.602	5.614

TOTAL EQUITY AND LIABILITIES	58.197	66.084